                                                                                            Exhibit 99.1

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoramb@fundtech.com

FOR IMMEDIATE RELEASE

FUNDTECH ANNOUNCES A SHARE REPURCHASE PROGRAM

JERSEY CITY, N.J. — June 5, 2006, — Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced that its Board of Directors has authorized the Company to utilize up to $20 million to repurchase ordinary shares in the Company. The Company can purchase up to $6.7 million in ordinary shares using its retained earnings over the past eight calendar quarters and to petition the Tel Aviv District Court for statutory approval to use up to an additional $13.3 million of the Company's funds to repurchase ordinary shares in the Company.

The Company currently has approximately 15 million shares outstanding. The closing price for the Company’s shares on The NASDAQ National Market on June 3, 2006 was $9.14.

The purchases may be made from time to time on the open market at the Board of Directors' discretion depending on share price and market conditions. Fundtech may use the repurchased shares as treasury shares. No time limit was set for the repurchase program, and the program may be suspended from time to time or discontinued. The share repurchase will be funded from available working capital.

This release is for informational purposes only and is not an offer to buy or the solicitation of any offer to sell any of the Company's ordinary shares.

About Fundtech

Fundtech Ltd is a leading provider of software solutions and services to financial institutions around the world. The Company develops and sells a broad array of products across the “financial supply chain” that enable banks to automate their corporate banking activities in order to improve efficiency; while providing their customers with more choices, more convenience and more control. Fundtech offers products in four major categories: cash management, payments, settlements and financial messaging. Fundtech has recently expanded its product line with a securities post-trade settlement processing system.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2004. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

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